ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

As of [•], 2021

Delaware U.S. Growth Fund
Delaware Group Adviser Funds
100 Independence
610 Market Street
Philadelphia, Pennsylvania 19106

Jackson Square Large-Cap Growth Fund
Managed Portfolio Series
615 East Michigan Street
Milwaukee, Wisconsin 53202

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization dated as of [•] (the “Agreement”) by and among Delaware Group Adviser Funds, an open-end registered investment company (“Target Trust”), on behalf of its series, Delaware U.S. Growth Fund (“Target Fund”), and Managed Portfolio Series, an open-end registered investment company (“Acquiring Trust”), on behalf of its series, Jackson Square Large-Cap Growth Fund (“Acquiring Fund” and together with Target Fund, the “Funds”). The Agreement describes a proposed transaction (the “Reorganization”) to occur on the date of this letter, pursuant to which Acquiring Fund will acquire all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund and the assumption by Acquiring Fund of all of the liabilities of Target Fund, following which Acquiring Fund shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you, for the benefit of Target Fund and Acquiring Fund, pursuant to section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.
Target Fund is a series of Target Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder’s option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

[•], 2021
Acquiring Fund is a series of Acquiring Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.
For purposes of this opinion, we have considered the Agreement, the combined proxy statement/prospectus dated [•], and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof (the “Representation Letters”), representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).
In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of the Agreement and such documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.
Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes:
(i)The Reorganization will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and Target Fund and Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.
(ii)No gain or loss will be recognized by Target Fund upon the transfer of all of its assets to, and assumption of its liabilities by, Acquiring Fund in exchange solely for Acquiring Fund shares pursuant to Sections 361(a) and 357(a) of the Code.
(iii)No gain or loss will be recognized by Acquiring Fund upon the receipt by it of all of the assets of Target Fund in exchange solely for Acquiring Fund shares and the assumption by Acquiring Fund of the liabilities of Target Fund pursuant to Section 1032(a) of the Code.
(iv)No gain or loss will be recognized by Target Fund upon the distribution of Acquiring Fund shares to its shareholders in complete liquidation of Target Fund pursuant to Section 361(c)(1) of the Code.
(v)The tax basis of each asset of Target Fund received by Acquiring Fund will be the same as the tax basis of such asset to Target Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.

[•], 2021
(vi)The holding period of each asset of Target Fund received by Acquiring Fund will include the periods during which such asset was held by Target Fund pursuant to Section 1223(2) of the Code.
(vii)No gain or loss will be recognized by the shareholders of Target Fund upon the exchange of their Target Fund shares for Acquiring Fund shares (including fractional shares to which they may be entitled), pursuant to Section 354(a) of the Code.
(viii)The aggregate tax basis of Acquiring Fund shares received by each shareholder of Target Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the shareholder’s Target Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.
(ix)The holding period of Acquiring Fund shares received by each shareholder of Target Fund (including fractional shares to which they may be entitled) will include the shareholder’s holding period of Target Fund shares surrendered in exchange therefor, provided that Target Fund shares were held as a capital asset on the date of the Reorganization pursuant to Section 1223(1) of the Code.
(x)The taxable year of Target Fund will not end as a result of the Reorganization. For the purposes of Section 381 of the Code, Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the regulations issued by the United States Department of the Treasury (the “Treasury Regulations”), the items of Target Fund described in Section 381(c) of the Code as if there had been no Reorganization, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and, if applicable, the Treasury Regulations promulgated thereunder.
Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on Target Fund, Acquiring Fund or any Target Fund shareholders with respect to any asset (including without limitation any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code or any contract described in Section 1256(b) of the Code) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes upon the transfer of such asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.
We believe that Acquiring Fund will continue Target Fund’s historic business, within the meaning of Treas. Reg. § 1.368-1(d), as an open-end investment company that seeks long-term capital appreciation by investing in equity securities. The only guidance applying the continuity of business enterprise test to investment companies is Revenue Ruling 87-76, 1987-2 C.B. 84, which concluded that a municipal bond fund and a balanced fund were not in the same line of business. Even on the assumption that the ruling is correct, we do not believe that it is controlling in the instant case. In our opinion, the continuity of business enterprise test required for qualification under Section 368(a) of the Code is therefore met in the Reorganization.

[•], 2021
No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above. We undertake no obligation to update or supplement this opinion to reflect any such changes that may occur.
Very truly yours,

Ropes & Gray LLP